PLYROTECH ANNOUNCES RECURRING SALES WITH THE BOEING COMPANY THROUGH ITS CERTIFIED RESELLER ELECTRO ENTERPRISES INC

Plymouth, Massachusetts - June 15 , 2022 - Plymouth Rock Technologies Inc. (CSE: PRT) (OTC: PLRTF) (Frankfurt: 4XA WKN# A2N8RH) ("Plymouth Rock", "PRT", "Plyrotech", or the "Company") a leader in developing unmanned technologies and detection apparatus is pleased to announce it has shipped a total of 16 production units at a value of USD$2450 each under subcontract to Electro Enterprises Inc. an authorized Boeing supplier. This is a follow-on order of numerous shipments. The units are "Liquid Cooled High Power Loads" and are used on the US Army PATRIOT Advanced Capability - 3  (PAC -3) Program.

The Phased Array Tracking Radar to Intercept of Target (PATRIOT) Missile protects ground forces and critical assets at all echelons from advanced aircraft, cruise missiles and tactical ballistic missiles (TBM). The PATRIOT Advanced Capability - 3 (PAC-3) is the Army's premier guided air and missile defense (AMD) system providing highly reactive hit-to-kill capability in both range and altitude while operating in all environments.

Boeing, one of the world's largest aerospace companies has been a client of Aerowave Inc since 2000. Plymouth Rock acquired the assets of Aerowave in 2019 and has implemented several new processes since 2019 to recapture major clients. This order, a repeat aerospace component order, further showcases the ability of PRT to produce highly intricate aerospace parts for Defense. The significance of ongoing regular purchases from Boeing and it's purchase partner network is high given the size and credibility of Boeing together with the potential commercial benefits of future collaborations with the group.

"As a company we are moving forward into several areas of aviation advances in our skies and into space", stated Dana Wheeler, President & CEO of PRT. "Our accomplishments are now starting to integrate with our strategy across the product set we offer. This Boeing sale in conjunction with our autonomous aircraft division are in use and within procurement cycles with major organizations and governments and that includes branches of the US DoD. 2022 has started out very well and are significantly moving the company towards revenues that are ultimately focussed on driving shareholder value and to aid in future growth", concluded Wheeler.

About Plymouth Rock Technologies Inc.

We are on a mission to bring engineering-driven answers to the most critical problems that threaten our safety. We work with government, law enforcement and military to innovate solutions for national security, defense, and space systems. The Company is developing the next generation of threat detection solutions and Unmanned Aircraft Systems (UAS).

PRT designs and manufactures purpose-built multirotor UAS, utilizing Artificial Intelligence, cutting-edge sensors, and the latest dual-camera modules as standard, offering thermal capabilities alongside high-definition real-time air-to-ground streaming, with the ability to mount multiple, various sensors, modules, and payloads.

Our advanced threat detection methods fuse artificial intelligence with augmented reality interfaces to eliminate human operating error. Plymouth Rock products, both airborne and land-based, will scan for threat items at greater 'stand-off' distances than current existing technologies. Our unique radar imaging and signal processing technology creates new opportunities for remotely operated, non-intrusive screening of crowds in real time.

Plymouth Rock's core technologies include: (1) UAS platforms engineered to conform to NDAA FY2020 Section 848 ("PRT UAS"); (2) A compact microwave radar system for scanning shoes ("Shoe Scanner"); (3) A compact modular radar utilized for a variety of applications, from aircraft to weapon detection ("CODA").

www.plyrotech.com

ON BEHALF OF THE BOARD OF DIRECTORS

Dana Wheeler, President and CEO
+1-774-404-7685
info@plyrotech.com

Investor Information
Tasso Baras
+1-778-477-6990
tasso@plyrotech.com

Forward Looking Statements

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